ADM ENDEAVORS, INC.

2021 N. 3rd Street Bismarck, N.D. 58501

701-226-9057 Fax-360-838-9500

tamees@btinet.net

January 22, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director
          Era Anagnosti, Staff Attorney
          Edward M. Kelly, Senior Counsel
          Jenn Do, Staff Accountant
         Alfred P. Pavot, Jr., Staff Accountant

Re: ADM Endeavors, Inc.
        Registration Statement on Form S-1
        Filed October 8, 2013
        File No. 333-191618

To Whom It May Concern:

On behalf of ADM Endeavors, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated November 4, 2013 (the “SEC Letter”) regarding the Registration Statement on form S-1 (the “Registration Statement”).

Registration Statement's Facing Page

1. In accordance with the staff’s comments, we have checked the box accordingly to indicate that the shares are being offered pursuant to Rule 415.

Calculation of Registration Fee, page 2

2. In accordance with the staff's comments, the subparagraph of Rule 457(o) has been noted regarding reliance for purpose of calculating the registration fee.

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Securities and Exchange Commission

Page Two

January 22, 2014

Dealer Prospectus Delivery Obligation

3. In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding the date and removal of legend to outside back cover of the prospectus.

Prospectus Outside Front Cover Page

4. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to limit the outside cover page to one page as required by Item 501(b) of Regulation S-K and the disclosure regarding emerging growth company status and the fact that the Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards has been placed within the Prospectus.

5. In accordance with the staff’s comments, please be advised that the disclosure has been revised to reflect that Mr. Ardell, as the only selling shareholder is also the Company's CEO.

6. In accordance with the staff's comments, please be advised that the Registration Statement has been amended to reflect that the offering constitutes a primary offering.

7. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to delete reference to sales by Mr. Mees as an affiliate under Rule 144 and to specify termination of the offering two years from the effective date.

8. In accordance with the staff's comments, please be advised that the duplicative "Subject to Completion" legend has been removed.

9. In accordance with the staff's comments, please be advised that the net proceeds to the selling stockholder on an aggregate basis have been disclosed.

Our Business, pages 6 and 23

10. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to disclose how long the Company has been an operating business.

11. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect the specific geographic areas in which the Company has current operations and where it is seeking to expand operations.

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Securities and Exchange Commission

Page Three

January 22, 2013

Summary Financial and Operating Information, page 7

12. Please be advised that the financial statements and summary presentation financial figures are reconciled. Please be further advised that the Registration Statement has been updated with financial statements and associated disclosure for the quarter ended September 30, 2013.

Disclosure Regarding Forward-Looking Statements, page 8

13. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect that the Company does not plan to update the forward-looking statements contained in the Prospectus other than as required by law.

Risks Factors

Construction and production capacities that do not match demand for ourproducts could result in lost sales ....page 9

Our failure to manage growth could harm it, page 10

14. In accordance with the staff's comments, please be advised that these two risk factors have been revised to delete reference to "manufacturing" capacity and "engineering resources" to better describe the Company's business operations.

We may depend on OEMs..... page 11

We may purchase key grocery store components and products from single or limited sources .....page 11

15. In accordance with the staff's comments, please be advised that the risk factor has been revised to disclosure that the Company's primary suppliers of components that it installs in grocery stores is also the largest source of its contracts. The disclosure further identified such suppliers.

Purchasers in this offering will have limited control over decision making.....page 14

16. In accordance with the staff's comments, please be advised that the risk factor has been revised addressing the equity ownership of Mr. Mees and his wife together with potential conflicts of interest.

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Securities and Exchange Commission

Page Four

January 22, 2014

Determination of Offering Price, page 15

17. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to delete reference to a limited operating history while disclosing elsewhere the Company's inception history.

Selling Security Holdings, page 16

18. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to disclose the nature of the transaction involving Mr. Mees' acquisition of the shares and all relevant associated information.

19. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to provide tabular disclosure of the amount and percentage of the class of securities owned by Mr. Mees after the offering.

Directors, Executive Officers, Promoters and Control Persons, page 18

20. In accordance with the staff's comments, please be advised that the biographical information regarding Larry Aamold and Chramaine Matteis has been revised to include specific experience, qualifications, attributes and skills regarding their respective position as a member of the Company's Board of Directors.

Certain Relationships and Related Transactions, page 20

21. In accordance with the staff's comments, please be advised that the Registration Statements has been revised to reflect that Ardell Mees and Tammera Mees are husband and wife. The disclosure of such fact has also been made throughout the Registration Statement where pertinent.

Shares issued for consulting services, page 20

22. In accordance with the staff's comments, please be advised that the nature of the consulting services rendered by Calvin Mees and the value of the 2,250,000 shares of common stock issued to Mr. Mees for such consulting services has been included in the Registration Statement. Please be further advised that such disclosure has been made regarding the 20,000,000 shares of Series A preferred stock issued to Ardell Mees for executive services.

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Securities and Exchange Commission

Page Five

January 22, 2014

Common Stock, page 21

23. In accordance with the staff's comment, please be advised that the Registration Statement has been revised to reflect that shareholders have full cumulative voting rights associated with election of directors.

Validity of Securities, page 22

24. In accordance with the staff's request, please be advised that the Registration Statement has been revised to include counsel's address.

Description of Business, page 23

General

25. In accordance with the staff's request, please be advised that the Registration Statement has been revised disclosing the Company's dependency on its two major customers and a risk factor has been included.

Our Business, page 23

26. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect that the Company acquired all of the assets of ADM Enterprises LLC and that ADM Endeavors Inc. was a North Dakota corporation re-domiciled to Nevada.

27. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to clarify that the Company previously conducted its business through the LLC entity until 2008 and that it is now the Company's wholly-owned subsidiary.

28. In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding anticipated timeline for establishing an online presence.

Our Target Markets and Marketing Strategy, page 23

29. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to clearly reflect the Company's current target market.

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Securities and Exchange Commission

Page Six

January 22, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Revenues, page 25

30. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to identify the states in the midwestern United States where the Company's plans to increase its sales presence.

Operating Activities, page 26

31. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to describe the nature of the consulting services for which the Company issued $562,500 of stock as compensation.

Liquidity and Capital Resources, page 27

32. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to quantify how much additional funding is required to support the Company's operating activities in the next twelve months and its long term liquidity needs.

33. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to delete reference to use by the Company of offering proceeds.

34. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure regarding the material decrease in the value of the Company's fixed assets based upon full depreciation.

35. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to disclose that the Company has not entered into any arrangements for raising capital necessary to finance its operations nor are there any outstanding loans.

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Securities and Exchange Commission

Page Seven

January 22, 2014

Executive Compensation, page 30

36. In accordance with the staff’s comments, please be advised that the employment agreement with Ardell Mees has been filed as an exhibit.

37. In accordance with the staff's comments, please be advised that the executive compensation table in the Registration Statement has been revised to include Ardell Mees' full salary.

Recent Sales of Unregistered Securities, page 33

38. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to reflect incorporation date of January 4, 2001.

Undertakings, page 34

39. In accordance with the staff’s comments, please be advised that the undertakings under paragraphs 4 and 5(b) as well as the Rule 430A undertakings have been deleted.

40. In accordance with the staff's comments, please be advised that the undertaking under paragraph 5 and 5(a) have been revised so that they conform exactly to the undertakings specified in Item 512 of Regulation S-K.

41. In accordance with the staff's comments, please be advised that the undertaking under paragraph 2 has been deleted as redundant.

Signatures, page 36

42. In accordance with the staff's comments, please be advised that the principal financial officer and principal accounting officer and majority of the members of the Board of Directors have signed the Registration Statement.

Financial Statements

43. In accordance with the staff's comments, please be advised that the accrued expenses in the statement of cash flows has been reconciled with the figures in the balance sheet accounts.

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Securities and Exchange Commission

Page Eight

January 22, 2014

Note 6, page F-11

44. In accordance with the staff's comments, please be advised that the footnote has been amended to disclose management's analysis regarding establishment of the $1.00 per share initial public offering price. Please be further advised that Registration Statement has been revised to include filing of the employment agreement with Calvin Mees as an exhibit.

45. In accordance with the staff's comments, please be advised that the footnote has been revised reflecting that the preferred shares have been cancelled.

Exhibits

46. In accordance with the staff’s comments, please be advised that the Certificate of Designation has been filed as an exhibit to the Registration Statement.

Exhibit 5

47. In accordance with the staff's comments, please be advised that counsel's opinion has been revised accordingly.

Exhibit 10.2

48. In accordance with the staff's comments, please be advised that the document referencing a confidential private placement memorandum has been deleted.

Exhibit 23

49. In accordance with the staff's comments, please be advised that the consent has been updated as well as the financial statements to reflect quarter ended September 30, 2013.

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Securities and Exchange Commission

Page Nine

January 22, 2014

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors Inc.

By: /s/ Ardell D. Mees

Ardell D. Mees

President/Chief Executive Officer

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